Exhibit 99.1

Freeline Reports Second Quarter 2022 Financial Results and Business Highlights

Six patients dosed in B-LIEVE trial of FLT180a in hemophilia B in four months and initial and emerging cohort one data reported, followed by NEJM publication of B-AMAZE long-term data

Continued progress in FLT190 in Fabry disease and FLT201 in Gaucher disease, with new country and site initiations paving the way for delivery of key milestones in both programs

Leadership team further strengthened by appointing new Chief People Officer

LONDON, August 9, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported financial results and business highlights for the second quarter of 2022.

“In the second quarter, we continued to make progress in demonstrating the value of our portfolio of clinical programs and the strong foundation provided by our potent AAVS3 capsid. We dosed both the first and second cohorts in the B-LIEVE trial, a total of six patients, between March and June, and reported encouraging initial and emerging cohort one data in July,” said Michael Parini, Chief Executive Officer of Freeline. “In addition, with the recent publication of the B-AMAZE long-term follow-up data in NEJM and related broad media coverage highlighting the potential benefit for patients, our confidence in the strength of our foundational science is high and we look forward to extending the application of this strong scientific underpinning to our other clinical programs.”

“In this regard, we are bringing the same sense of urgency and strong executional focus exhibited in our FLT180a program to our lysosomal storage disease programs, initiating new trial sites in current and multiple additional countries and identifying and screening more eligible patients to advance our Phase 1/2 dose-finding trials of FLT201 in Gaucher disease and FLT190 in Fabry disease,” said Parini. “The increased focus on these programs positions us well to demonstrate their value as potential best-in-class and/or first-in-class gene therapy candidates in these debilitating diseases affecting significant patient populations.”

"We are advancing the evaluation of our strategic options for FLT180a for hemophilia B and are reviewing how to best streamline operations and prioritize our efforts on the highest value activities, including progressing FLT201 for Gaucher disease and FLT190 for Fabry disease and identifying additional research projects in new disease areas. Through these efforts, we are looking to improve our efficiency and extend our cash runway,” said Paul Schneider, Chief Financial Officer of Freeline. “We anticipate concluding this comprehensive review and executing on prioritized activities in the second half of this year as we remain focused on delivering value to patients with debilitating disease and shareholders alike.”

“Finally, we continued to strengthen Freeline’s leadership team by adding Nicole Jones as our new Chief People Officer,” said Michael Parini. “Nicole’s experience in talent development and attraction will be instrumental in advancing Freeline’s capabilities to position the company for long-term success.”

Program Updates

FLT180a in hemophilia B

Following completion of the dosing of cohort one in the Phase 1/2 dose-confirmation B-LIEVE trial in April, dosing of the second cohort was completed in June, using the same FLT180a dose (7.7e11 vg/kg) and proactive immune management as in the first cohort, consistent with the advice of the trial’s independent Data Monitoring Committee based on initial cohort one data.

Positive initial safety and efficacy data from the first B-LIEVE cohort were presented at the International Society on Thrombosis and Haemostasis (ISTH) Congress in London on July 10, and updates from that cohort and initial trends from the second cohort were reported the same day.

Positive long-term follow-up data from the Phase 1/2 dose-finding B-AMAZE trial of FLT180a were published in The New England Journal of Medicine (NEJM) on July 21.

The company expects to report updated safety and efficacy data from the B-LIEVE trial in the second half of the year while it evaluates strategic options for FLT180a, which include, but are not limited to, seeking a partner that would enable the continuation of FLT180a through Phase 3 development.

FLT190 in Fabry disease

Dosing in the second cohort (1.5e12 vg/kg) in the Phase 1/2 dose-finding MARVEL-1 trial and a further program update are expected in the second half of 2022.

FLT201 in Gaucher disease

Dosing in the Phase 1/2 dose-finding GALILEO-1 trial is expected in the second half of 2022 with initial safety and efficacy data expected to be reported in the first half of 2023.

Corporate Updates

Effective July 11, Nicole Jones, SPHR, became Freeline’s new Chief People Officer. Ms. Jones previously served as Head of Global Talent Management & Leadership Development at Merck and brings 25 years of industry experience in senior global Human Resources and talent management roles at companies including Alexion, Fidelity Investments and Raytheon. She holds a Master of Business Administration from Meredith College and a Bachelor of Science in Economics from North Carolina State University.

Freeline’s new CFO, Paul Schneider, joined the company on May 16, 2022, as announced in April.

Q2 2022 Financial Highlights

1.
Cash Position: Unrestricted cash and cash equivalents were $90.0 million as of June 30, 2022, as compared to $117.7 million as of year-end 2021. Freeline expects that its current level of cash and cash equivalents will enable the company to fund its operating expenses into the second half of 2023.

2.
Research and Development (R&D) Expenses: R&D expenses for the six months ended June 30, 2022 were $38.8 million, as compared to $48.1 million for the same period in 2021. The decrease of $9.3 million was primarily driven by decreases in spending for personnel expenses and non-cash share-based compensation expense in conjunction with both our reduction in force executed in 2022 as well as executive turnover. In addition, the company saw a decrease in expenditures for our FLT201 program, mainly due to a decrease in CMO fees for clinical materials which were manufactured in 2021 to support the ongoing trial, and in spending related to FLT210, our former therapy candidate for the treatment of hemophilia A which was discontinued in 2021. These decreases were partially offset by an increase primarily for FLT190 related to ongoing clinical trial costs for the Phase 1/2 MARVEL-1 clinical trial in 2022.

3.
General and Administrative (G&A) Expenses: G&A expenses decreased by $8.3 million to $16.3 million for the six months ended June 30, 2022, as compared to $24.6 million for the same period in 2021. The decrease was driven by lower personnel expenses and related non-cash share-based compensation expenses, legal and professional fees, and other related expenses.

4.
As of June 30, 2022, the Company had 64,972,301 ordinary shares outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments that may provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company’s integrated gene therapy platform includes in-house capabilities in research, clinical development and commercialization. The company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the potential of our product candidates to become the best-in-class and/or first-in-class gene therapy candidates, the timing of initiation, enrollment, continuation, completion and the outcome of clinical trials and related preparatory work, including the Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a, dosing of the second dose cohort in the Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190, and dosing in the Phase 1/2 dose-finding clinical trial of FLT201 and data readouts from such trials, the timing and outcome of the company’s evaluation of strategic options for FLT180a and prioritization efforts, and the Company’s expectations regarding its use of cash and cash runway, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” “expect,” “may,” “will,” “would,” “could” or

“should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing history, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Condensed Consolidated Statement of Operations Data
(in thousands of U.S. dollars, except share and per share data)

	For the Six Months Ended June 30,
	2022	2021
OPERATING EXPENSES:
Research and development	$ 38,785	$ 48,132
General and administrative	16,278	24,615
Total operating expenses	55,063	72,747
LOSS FROM OPERATIONS:	(55,063)	(72,747)
OTHER INCOME (EXPENSE) NET:
Other income (expense), net	2,973	(3,367)
Interest income, net	335	265
Benefit from R&D tax credit	721	1,050
Total other income (expense), net	4,029	(2,052)
Loss before income taxes	(51,034)	(74,799)
Income tax expense	(46)	(16)
Net loss	$ (51,080)	$ (74,815)
Net loss per share attributable to ordinary shareholders—basic and diluted	(0.95)	(2.10)
Weighted average ordinary shares outstanding—basic and diluted	53,587,167	35,668,423

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	June 30,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 89,998	$ 117,662
Prepaid expenses and other current assets	6,115	10,630
Total current assets	96,113	128,292
NON-CURRENT ASSETS:
Property and equipment, net	8,782	9,906
Intangible assets, net	4	8
Operating lease right of use assets	53,496	—
Other non-current assets	3,739	2,919
Total assets	$ 162,134	$ 141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 7,881	$ 5,187
Accrued expenses and other current liabilities	7,217	15,497
Operating lease liabilities, current	11,000	—
Total current liabilities	26,098	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	46,407	—
Total liabilities	$ 72,505	$ 20,684
SHAREHOLDERS’ EQUITY:
Deferred shares	137	137
Additional paid-in capital	498,449	467,213
Accumulated other comprehensive gain	(1,496)	9,472
Accumulated deficit	(407,461)	(356,381)
Total shareholders’ equity	89,629	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 162,134	$ 141,125

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life